Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following article appeared in an internal Time Warner Cable Inc. online publication for employees on June 18, 2015.

Getting to Know Charter

On May 26, Charter and Time Warner Cable announced an agreement for Charter to acquire all of TWC.  The combined company, which will also include Bright House Networks, will deliver broad-ranging consumer benefits across the combined footprint.  The deal is currently expected to close by the end of 2015, pending regulatory approval.  Here are some key facts about Charter, its history and its operations.

Key Stats
Charter is the nation’s 4th largest cable operator, offering video, high speed Internet and voice services to consumers and businesses in 28 states. As of the end of 2014, Charter served:
•	4.2 million residential and 133,000 commercial video customers
•	4.8 million residential and 306,000 commercial Internet customers
•	2.4 million residential and 180,000 commercial voice customers
•	6.2 million total customer relationships
•	12.9 million homes passed

History
Started in 1993, Charter was founded by Barry Babcock, Jerald Kent and Howard Wood, who had been former executives at Cencom Cable Television in St. Louis, Missouri. Throughout the 1990’s, the company rapidly expanded through multiple acquisitions. Charter went public and began trading on NASDAQ in 1999, and earned a spot on the Fortune 500 in 2001. Tom Rutledge took the reigns as President and CEO in February 2012. Equipped for growth through acquisition again, Charter acquired the Optimum West cable systems from Cablevision, and attracted Liberty Media as a significant investor in 2013. In 2014, Charter took its cable systems all-digital and launched enhanced products under the Charter Spectrum brand.

Headquarters
Headquartered in Stamford, Connecticut, Charter employs approximately 24,000 people.

Services
In 2014, Charter launched Spectrum, an industry-leading suite of video, Internet, and voice services that includes over 200 HD channels, in addition to Internet tiers starting at 60 Mbps and a fully featured voice service.  All Charter services -- residential and commercial -- are offered under the Spectrum brand. The Spectrum TV App provides live channels, on demand viewing and useful features and functionality, further enhancing the video experience.

Product Innovation
Later this year, Charter will launch Spectrum Guide, a cloud-based user interface that is backwards compatible, meaning that, in addition to functioning on new set-top boxes, smart phones and tablets, it can be rendered on older digital set-top boxes.

Commercial Services
Charter offers telecommunications services to businesses under Spectrum Business.  Spectrum Business provides business organizations with scalable, tailored, and cost-effective broadband communications solutions, including business-to-business Internet access, data networking, business telephone, video and music entertainment services and wireless backhaul.

Media Services
Spectrum Reach is Charter’s advertising sales and production services division offering custom solutions for the modern media landscape by providing local, regional and national businesses the opportunity to advertise in targeted markets on multi-screens on national cable networks.

Community Focus
In 2014, Charter launched Charter our Community, a national philanthropic initiative to enhance home safety with a goal to improve 25,000 unsafe and unhealthy homes across the United States by 2020.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Charter and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.